Branch 18
811-7758

AIM INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

40-33

[redacted]

RECEIVED BY THE BRANCH OF DOCUMENT
CONTROL
SEP 7 2004
FROM 22
BY

SEC MAIL PROCESSING
RECEIVED
JUN 23 2004
WASH, D.C. 179 SECTION

June 18, 2004

04041650

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Management Group Inc., A I M Investment Services, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), INVESCO Funds Group, Inc., and the following persons:

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund
AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund
AIM Total Return Bond Fund
AIM Trimark Endeavor Fund

PROCESSED
SEP 09 2004
THOMSON
FINANCIAL

S:\srr\litigation\Boyce v IFG and AIM\Corr\L-061804SEC.doc
061804 (1) vxv

AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health Sciences Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of AIM Management Group Inc., A I M Investment Services, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), INVESCO Funds Group, Inc., and the following persons, two copies of Stipulated Motion For Extension of Time in ***Richard T. Boyce v. A I M Management Group, Inc., et al.***

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund
AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund

AIM Total Return Bond Fund
AIM Trimark Endeavor Fund
AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health Sciences Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund

Sincerely,

Stephen R. Rimes / V.V.

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF COLORADO

Civil Action No. 04 N 989 (PAC)

RICHARD TIM BOYCE, individually and on behalf of all others similarly situated,

Plaintiffs,

v.

A I M MANAGEMENT GROUP, INC., et al.,

Defendants.

STIPULATED MOTION FOR EXTENSION OF TIME

The parties hereby stipulate and agree, by and between the undersigned, to extend the time of all defendants to answer or move against the Complaint to and including twenty (20) days after the service of an Amended Complaint.

June 14, 2004

Respectfully submitted,

By:
Matthew M. Wolf

ALLEN VELLONE
1600 Stout Street
Suite 1100
Denver, CO 80202
Tel. (303) 534-4499
Fax (303) 893-8332

Counsel for Plaintiffs

POLLACK & KAMINSKY

By: Daniel A. Pollack

Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria

114 West 47th Street
Suite 1900
New York, NY 10036
Tel. (212) 575-4700
Fax (212) 575-6560

Counsel for Defendants

CERTIFICATE OF SERVICE

Pursuant to D.C.COLO. L.Civ.R. 6.1D, I hereby certify that on the 14th day of June, 2004, a true copy of the above and foregoing was forwarded via facsimile and U.S. Mail, postage prepaid, addressed to the following:

Richard Tim Boyce
1972 N.E. 19th
Canby, OR 97013

Matthew M. Wolf

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF COLORADO

Civil Action No. 04 N 989 (PAC)

RICHARD TIM BOYCE, individually and on behalf of all others similarly situated,

Plaintiffs,

v.

A I M MANAGEMENT GROUP, INC., et al.,

Defendants.

[Proposed] ORDER

The Court, being fully advised in the premises, it is

HEREBY ORDERED that defendants shall have twenty (20) days after the service of an Amended Complaint to answer or otherwise respond.

Dated this _______ day of ________________, 2004.

BY THE COURT:

____
Edward W. Nottingham
United States District Judge

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF COLORADO

Civil Action No. 04 N 989 (PAC)

RICHARD TIM BOYCE, individually and on behalf of all others similarly situated,

Plaintiffs,

v.

A I M MANAGEMENT GROUP, INC., et al.,

Defendants.

STIPULATED MOTION FOR EXTENSION OF TIME

The parties hereby stipulate and agree, by and between the undersigned, to extend the time of all defendants to answer or move against the Complaint to and including twenty (20) days after the service of an Amended Complaint.

June 14, 2004

Respectfully submitted,

By: Matthew M. Wolf
Matthew M. Wolf

ALLEN VELLONE
1600 Stout Street
Suite 1100
Denver, CO 80202
Tel. (303) 534-4499
Fax (303) 893-8332

Counsel for Plaintiffs

POLLACK & KAMINSKY

By: Daniel A. Pollack

Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria

114 West 47th Street
Suite 1900
New York, NY 10036
Tel. (212) 575-4700
Fax (212) 575-6560

Counsel for Defendants

CERTIFICATE OF SERVICE

Pursuant to D.C.COLO. L.Civ.R. 6.1D, I hereby certify that on the 14th day of June, 2004, a true copy of the above and foregoing was forwarded via facsimile and U.S. Mail, postage prepaid, addressed to the following:

Richard Tim Boyce
1972 N.E. 19th
Canby, OR 97013

Matthew M. Wolf

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF COLORADO

Civil Action No. 04 N 989 (PAC)

RICHARD TIM BOYCE, individually and on behalf of all others similarly situated,

Plaintiffs,

v.

A I M MANAGEMENT GROUP, INC., et al.,

Defendants.

[Proposed] ORDER

The Court, being fully advised in the premises, it is

HEREBY ORDERED that defendants shall have twenty (20) days after the service of an Amended Complaint to answer or otherwise respond.

Dated this ______ day of ______________, 2004.

BY THE COURT:

____
Edward W. Nottingham
United States District Judge